

March 25, 2011

Via E-mail
Greg Goff
Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

> **Re: Tesoro Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-03473**

Dear Mr. Goff:

We have reviewed the above-referenced filings and your letter dated February 8, 2011, and have the following comments. We have limited our review of your annual report on Form 10-K for the fiscal year ended December 31, 2010 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Government Regulation and Legislation, page 13

Oil Spill Prevention and Response, page 14

1. We note your response to comment one in our letter dated February 2, 2011, and your disclosure regarding the capabilities of the oil spill response organizations to respond to a spill. Please revise your disclosure to also quantify the physical resources that the oil spill response organizations would have available to respond to a spill. Such disclosure

should also address the ability of the oil spill response organizations to respond to multiple spills.

2.   Please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your own spill response resources to mitigate the impact of a spill from a tanker, or a spill originating from your facilities near water, until an oil spill response organization can deploy its resources. Such disclosure should include a quantification of the physical resources available.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Charles L. Strauss (Via E-mail)